The Variable Annuity Contract
issued by
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities

Premier Advisers — Class II Annuity
Disclosure Notice
April 27, 2026
A flexible premium deferred variable annuity contract
This Disclosure Notice provides certain updated information about your Premier Advisers — Class II Annuity Annuity Contract (the “Contract” or “contract”), a flexible premium deferred variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated Financial Statements for BLIC and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF74. The Contract prospectus, dated May 1, 2010, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (888) 243-1932* or by sending an email request to rcg@brighthousefinancial.com.
The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals (partial or full) could result in withdrawal charges, taxes, and tax penalties.
*If (1) your contract currently has or had an active loan initiated anytime on or before April 10, 2011, or (2) as the designated beneficiary on the contract, you elected, on or after April 10, 2011, to continue the contract in your own name after the death of the original owner or annuitant, please call (833) 208-3018.
The Company’s obligations under the Contract are subject to our financial strength and claims paying ability. Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary

Contract Value — Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.
Contract Years — twelve month periods beginning with the date of Contract issuance.
Fixed Account — an account that consists of all of the assets under this Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.
Monitored Portfolios — certain Underlying Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment — the premium payment(s) applied to the Contract, less any premium taxes (if applicable).
Separate Account — a segregated account registered with the Securities and Exchange Commission (SEC), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.
Underlying Fund — a portfolio of an open-end management investment company, that is registered with the SEC, in which a Subaccount invests. May also be referred to as “Portfolio Company.”
Variable Funding Option — a Subaccount of the Separate Account (i.e., a portion of the assets of the Separate Account) that invests in an Underlying Fund.
Updated Information You Should Consider About The Contract

The information in this Disclosure Notice is a summary of certain Contract features that have changed since the Disclosure Notice dated April 28, 2025. This may not reflect all of the changes that have occurred since your entered into your Contract.
On November 6, 2025, Brighthouse Financial (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and BLIC will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as BLIC’s ultimate parent, BLIC will continue in its present role as the issuer of your contract. All of your rights and benefits under your contract and BLIC’s obligations under the contract will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Changes Affecting the Underlying Funds
Underlying Fund Reorganization. The following Former Underlying Fund has been reorganized into the New Underlying Fund.
Former Underlying Fund	New Underlying Fund
Legg Mason Partners Variable Equity Trust	Lincoln Variable Insurance Products Trust
ClearBridge Variable Large Cap Value Portfolio	LVIP ClearBridge Large Cap Value Fund

Portfolio Name Change. Certain Underlying Funds were subject to a name change. The chart below identifies the former name and new name of the Underlying Funds.
Former Name	New Name
Legg Mason Partners Variable Equity Trust	Lincoln Variable Insurance Products Trust
SSGA Emerging Markets Enhanced Index Portfolio	State Street Emerging Markets Enhanced Index Portfolio

Transfers – Market Timing/Excessive Trading
Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
CBRE Global Real Estate Portfolio
ClearBridge Variable Small Cap Growth Portfolio
Invesco Global Equity Portfolio
State Street Emerging Markets Enhanced Index Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio
Western Asset Variable Global High Yield Bond Portfolio

Important Information You Should Consider About the Contract

	Fees, Expenses, and Adjustments	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money during the first 7 full Contract Years following a
Purchase Payment, you may be assessed a withdrawal charge of up to 6% of the Purchase Payment withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $6,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Fee Table and Examples Charges and Deductions – Withdrawal Charge
Are There Transaction Charges?
Yes. You may be charged for the following transactions: transfers of cash value between investment options, which include the Underlying Funds and the Fixed Account.
Transfer Charge. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Charges and Deductions – Transfer Charges

	Fees, Expenses, and Adjustments			Location in Prospectus
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table and Examples Charges and Deductions Appendix A: Investment Options Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.42%	1.42%
	Portfolio Company fees and expenses[2]	0.40%	1.12%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[3]	0.20%[4]
1 As a percentage of average daily net assets of the Separate Account. The charge shown also includes the annual Contract administrative charge.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the most expensive optional benefit.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,668	Highest Annual Cost $2,445
	Assumes:	Assumes:
●Investment of $100,000
●5% annual appreciation
●Least expensive Portfolio Company
fees and expenses
●No optional benefits
●No sales charges
●No additional Purchase Payments,
transfers, loans, or withdrawals

●Investment of $100,000
●5% annual appreciation
●Most expensive combination of
optional benefits and Portfolio
Company fees and expenses
●No sales charges
●No additional Purchase
Payments, transfers, loans, or
withdrawals

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract including loss of principal.	The Annuity Contract – The Variable Funding Options

	Risks	Location in Prospectus
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Amounts withdrawn from the Contract may result in withdrawal charges, taxes and tax penalties. Withdrawal charges may apply for the first 7 years following a Purchase Payment.  Withdrawal charges will reduce the value of your Contract if you withdraw money during that time. Withdrawals could significantly reduce the value of your Contract, the death benefit, and other
Contract benefits, including the optional death benefit. The reduction may be more than the amount withdrawn.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract – The Variable Funding Options
What Are the Risks Associated with the Investment Options?
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Underlying Funds).
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available Underlying Funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
The Annuity Contract – The Variable Funding Options
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to us. Any obligations (including under the Fixed Account) or guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about the Company, including our financial strength ratings, is available by contacting us at
(888) 243-1968.
The Annuity Contract
Restrictions
Are There Restrictions on the Investment Options?
Yes.
●The Fixed Account is currently not available for new investments, except through our Special Dollar Cost Averaging Program.
●Currently, we allow unlimited transfers without charge among investment options during the accumulation phase. However, we reserve the right to limit transfers or impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to restrict payments to and transfers to and from the
Fixed Account.
●We reserve the right to remove or substitute the Underlying Funds available as investment options under the Contract.
Transfers The Variable Funding Options Appendix C: The Fixed Account

	Restrictions	Location in Prospectus
Are There Any Restrictions on Contract Benefits?
Yes.
●Certain optional benefits limit or restrict the investment options that you may select under the Contract. We may change these restrictions in the future.
●Certain optional benefits could limit subsequent Purchase Payments.
●Withdrawals will reduce the value of the death benefit, perhaps significantly.
●Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.
●You must select a specific annuity option to exercise the Variable
Liquidity Benefit during the annuity period.
●Except as otherwise provided, Contract benefits may not be modified or terminated by us.
Death Benefit Payment Options - Variable Liquidity Benefit
Taxes
What Are the Contract’s Tax Implications?
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59½.
Federal Tax Considerations
Conflicts of Interest
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distribution of Variable Annuity Contracts
Should I Exchange My Contract?
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Federal Tax Considerations

Appendix A

Investment Options Available Under the Contract
The following is a list of Underlying Funds under the Contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF74. You can also request this information at no cost by calling (888) 243-1932* or sending an email request to rcg@brighthousefinancial.com.
*If (1) your contract currently has or had an active loan initiated anytime on or before April 10, 2011, or (2) as the designated beneficiary on the contract, you elected, on or after April 10, 2011, to continue the contract in your own name after the death of the original owner or annuitant, please call (833) 208-3018.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	Invesco V.I. Comstock Fund — Series I†† Invesco Advisers, Inc.	0.75%	17.45%	15.43%	11.95%
Seeks total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund — Series II Invesco Advisers, Inc.	0.95%	6.95%	-0.22%	1.34%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	17.31%	15.15%	11.83%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.58%	15.88%	7.56%	11.28%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.70%	15.05%	14.89%	14.02%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.65%	13.55%	-5.58%	14.29%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to provide total return, primarily through capital appreciation.	State Street Emerging Markets Enhanced Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.55%	34.45%	6.31%	—
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	12.16%	10.39%	10.20%
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.60%	2.51%	9.90%	9.86%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%
Seeks long-term capital growth.	Brighthouse/Artisan Mid Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Artisan Partners Limited Partnership	1.03%	1.57%	6.77%	8.05%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	10.89%	6.20%	7.44%
Seeks capital appreciation.	MFS® Value Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.68%	13.18%	10.00%	10.16%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.81%	15.45%	9.37%	14.10%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.82%	8.88%	1.17%	3.77%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.79%	21.24%	15.08%	15.49%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Mid Cap Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.80%	11.49%	9.83%	10.31%
Seeks long-term growth of capital.	ClearBridge Variable Small Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.81%	9.23%	-0.17%	9.38%
Seeks to maximize total return.	Western Asset Variable Global High Yield Bond Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadvisers: Western Asset Management Company, LLC; Western Asset Management Company Limited; Western Asset Management Company Pte. Ltd.	0.81%	9.96%	2.56%	5.33%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	LVIP ClearBridge Large Cap Value Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	10.20%	10.11%	10.01%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.	Growth Portfolio — Class I# Morgan Stanley Investment Management Inc.	0.57%	35.72%	3.41%	17.76%
#
These Underlying Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Underlying Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
The following lists the Fixed Account option currently available under the Contract. The Fixed Account listed below will also be used if you participate in a dollar cost averaging program and instruct us to make transfers to or from the Fixed Account. We may change the features of the Fixed Account listed below, offer new Fixed Account investment options, and terminate existing Fixed Account investment options. We will provide you with written notice before doing so.
The minimum interest rate depends on the date your Contract is issued but will not be less than the rate shown below.
Name	Term (Guarantee Period)	Guaranteed Minimum Interest Rate
Fixed Account	12 months	1%

The prospectus, as supplemented, and statement of additional information ("SAI") dated May 1, 2010 include additional information. The prospectus and SAI are available, without charge, upon request. For a free copy, call us at (888) 243-1932* or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF74.
*If (1) your contract currently has or had an active loan initiated anytime on or before April 10, 2011, or (2) as the designated beneficiary on the contract, you elected, on or after April 10, 2011, to continue the contract in your own name after the death of the original owner or annuitant, please call (833) 208-3018.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000068801